UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-17377

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of the Commonwealth

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Bankshares, Inc.

403 Boush Street

P.O. Box 1177

Norfolk, Virginia 23510

The Bank of the Commonwealth 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan, which have been prepared pursuant to the financial reporting requirements of ERISA, are filed as part of this Annual Report on Form 11-K:

Bank of the Commonwealth 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Bank of the Commonwealth 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Commonwealth 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, LLP

Norfolk, Virginia
June 27, 2008

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Investments	$3,068,703	$2,401,238
Employer contributions receivable	300,000	245,000

Net assets available for benefits	$3,368,703	$2,646,238

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(84,751)
Interest and dividends	100,379

15,628

Contributions
Employer	300,000
Participant	437,810
Rollover	386,375

1,124,185

Total additions	1,139,813

Deductions from net assets attributed to
Benefits paid to participants	409,667
Administrative expenses	7,681

Total deductions	417,348

Net change	722,465
Net assets available for benefits
Beginning of year	2,646,238

End of year	$3,368,703

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Bank of the Commonwealth 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and have attained the age of twenty and-a-half. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute between 1 and 100 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company may provide a matching contribution as determined at the discretion of the Company’s board of directors. Additionally, profit sharing contributions are determined at the discretion of the Company’s board of directors. Participants direct the investment of their accounts into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after 5 years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 5.00% to 8.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant or beneficiary may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account, or installment payments.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested amounts totaled $0 and $2,457, respectively. These amounts will be used to reduce future Company contributions.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except participant loans. Quoted market prices are used to determine fair market value. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007	2006
Goldman Sachs Balanced Strategy A, 80,488 shares	$891,802	*
Eaton Vance Large-Cap Value Fund A, 8,947 shares	201,491	*
Goldman Sachs Growth Strategy Port A, 26,094 shares	374,450	*
Goldman Sachs Growth & Income Strategy Port, 18,576 shares	239,255	*
Janus Adviser Fundamental Equity Fund C, 10,864 shares	215,973	*
Commonwealth Bankshares, Inc. common stock, 17,394 and 9,694 shares, respectively	276,741	$242,354
AXA Enterprise Mod-Plus Allocation A, 33,199 shares	*	271,566
AXA Enterprise Moderate Allocation A, 15,066 shares	*	164,067
AXA Enterprise Conservative Allocation A, 111,867 shares	*	1,160,056

*	Investment did not represent 5 percent or more of the Plan net assets at the end of this year.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $84,751 as follows:

Mutual funds	$40,837
Common stock	(125,588)

($84,751)

4.	Related Party Transactions

The Plan invested in shares of stock of the Company. As of December 31, 2007, the Plan held 17,394 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $276,741. As of December 31, 2006, the Plan held 9,694 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $242,354. The Plan paid the third-party administrator $7,681 for services during 2007.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated February 6, 2003, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$3,368,703	$2,646,238
Employer contributions receivable	(300,000)	(245,000)

Net assets available for benefits per the Form 5500	$3,068,703	$2,401,238

The following is a reconciliation of contributions per the financial statements for 2007 to the Form 5500.

Contributions per the financial statements	$1,124,185
Employer contributions receivable, December 31, 2006	245,000
Employer contributions receivable, December 31, 2007	(300,000)

Contributions per the Form 5500	$1,069,185

* * * * *

Supplemental Schedule

Bank of the Commonwealth 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-0886483 Plan 001

December 31, 2007

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
	Goldman Sachs	80,488	shares of Goldman Sachs Balanced Strategy A	$891,802
	Goldman Sachs	26,094	shares of Goldman Sachs Growth Strategy Port A	374,450
*	Commonwealth Bankshares, Inc.	17,394	shares of common stock	276,741
	Goldman Sachs	18,576	shares of Goldman Sachs Growth & Income Strategy Port	239,255
	Janus Adviser	10,864	shares of Janus Adviser Fundamental Equity Fund C	215,973
	Eaton Vance	8,947	shares of Eaton Vance Large-Cap Value Fund A	201,491
	Goldman Sachs	119,557	shares of Goldman Sachs Instl Liquid Assets Port S	119,557
	Oppenheimer	3,379	shares of Oppenheimer Small & Mid Cap Value Fund C	109,053
	Goldman Sachs	6,562	shares of Goldman Sachs Equity Growth Strategy Port A	102,562
	Goldman Sachs	5,828	shares of Goldman Sachs Strategic International Equity A	98,368
	Goldman Sachs	3,105	shares of Goldman Sachs Growth & Income Fund A	81,312
	RS Partners	2,037	shares of RS Partners Fund A	62,770
	Goldman Sachs	1,955	shares of Goldman Sachs Structured U.S. Equity A	56,511
	American Funds	3,978	shares of Bond Fund of America R2	51,949
	Goldman Sachs	6,411	shares of Goldman Sachs High Yield Fund A	48,853
*	MG Trust Company		Interest-bearing cash	33,536
	Goldman Sachs	1,016	shares of Goldman Sachs Structured Large Cap Growth A	14,553
	Goldman Sachs	194	shares of Goldman Sachs Government Income A	2,906
*	Participant loans	Maturing through December 2012, interest rates ranging from 5.00% to 8.25%, collateralized by participant accounts		87,061

				$3,068,703

*	Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE COMMONWEALTH
401(k) PROFIT SHARING PLAN
(Name of Plan)

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Date: June 27, 2008
Executive Vice President and Chief Financial Officer
BANK OF THE COMMONWEALTH, Plan Administrator